UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

HAHA GENERATION CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

405187 105
(CUSIP Number)

Thomas E. Stepp, Jr., 15707 Rockfield Boulevard, Suite 101, Irvine, CA, (949) 660-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 405187 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hsuan-Hsien Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan (Republic of China)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 244,075
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 244,075
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “Shares”), of HAHA Generation Corp., a Nevada corporation (the “Issuer”), and is being filed by Hsuan-Hsien Liao, a Taiwanese citizen (the “Reporting Person”). The Issuer’s current principal executive office is located at 4F, No.132, Songshan Road, Xinyi Dist., Taipei City, 11090, Taiwan (Republic of China).

Item 2. Identity and Background

(a)	Hsuan-Hsien Liao (the “Reporting Person”)

(b)	The Reporting Person’s business address is 4F, No. 132, Songshan Rd., Xinyi Dist., Taipei City, 11090 Taiwan (Republic of China)

(c)	The Reporting Person is the director, president, secretary and treasurer of the Issuer.

(d)	During the last five years the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a Taiwanese citizen.

Item 3. Source and Amount of Funds or Other Considerations

On July 23, 2014, the Reporting Person paid to Rein-Li Liao $1,000 for 10,000 shares of the Issuer’s common stock then held by Mr. Liao.

On December 8, 2014, the Reporting Person invested $38,815 of the Reporting Person’s personal funds in the Issuer and acquired 38,815 shares of the Issuer’s common stock.

On June 20, 2016, the Issuer effectuated a five for one (5:1) forward stock split. Accordingly, those 48,815 shares of the Issuer’s common stock held by the Reporting Person on that date increased to 244,075 shares of such common stock.

Item 4. Purpose of Transaction

The purpose of this Schedule 13D is to report is to report the beneficial ownership by the Reporting Person of 244,075 shares or 16.3% of the Issuer’s issued outstanding common stock as of September 30, 2016, as explained in Item 5 below.

3

Except as provided below, the Reporting Person does not have any current plans or proposals which relate to or result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Act of 1940;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is, currently, the beneficial owner of 244,075 shares of common stock of the Issuer, representing approximately 16.3% of the Issuer’s common stock (based upon 1,498,280 outstanding shares of common stock as of September 30, 2016, as reported by the Issuer in its Quarter Report on form 10-Q filed with the SEC on November 14, 2016).

(b)	The Reporting Person has sole voting and dispositive power over the shares of common stock identified in the response to Item 5(a) above.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/18/2016
Dated

/s/ Hsuan-Hsien Liao
Signature

Hsuan-Hsien Liao
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

5